SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 12, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW COMMUNICATIONS INC. DEFENDS CUSTOMER PRIVACY

CALGARY, AB. (February 12, 2004) – Shaw Communications Inc. (Shaw) announced today that it would oppose an application begun Wednesday in Federal Court to require it to disclose personal information about its Internet subscribers.

The company was responding to a demand by a number of music companies who have launched a court action involving Canada’s major Internet service providers (ISPs), including Shaw.

“We intend to ask the Court to preserve the privacy of our customers”, said Jim Shaw, Chief Executive Officer of Shaw. “We are committed to protecting our customers’ privacy.”

“Over and above that, we and all other companies operating in Canada are required, under the Federal privacy statute and other laws, to protect the privacy of our respective customers”, he noted.

The action has been brought by the music companies to stop the transmission of MP3 and other music formats through peer to peer exchanges over the Internet and with the stated intention of allowing the music companies to bring legal action against the individual subscribers. There is no allegation that the music is stored on Shaw’s Internet servers or that Shaw is to be made a defendant in any action.

“We believe this application amounts to a civil search warrant and we do not think that the music companies’ application should override our responsibility in law to protect the rights of our customers to maintain their privacy”, said Peter Bissonnette, President of Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX - SJR.B, NYSE - SJR).

Media Contact:
Peter Bissonnette
President
Shaw Communications Inc.
403-750-4500